CUSIP No. 03763A207	13D	Page 1 of 33 pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D

———————

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03763A207

(CUSIP Number)

Tin Kin Lee, Esq.

Tin Kin Lee Law Offices

1811 Fair Oaks Avenue

South Pasadena, CA 91030

(626) 229-9828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03763A207	13D	Page 2 of 33 pages

1	NAME OF REPORTING PERSONS Allied Physicians of California, A Professional Medical Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO -see item 4 below
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,914,699(1)
	8	SHARED VOTING POWER 11,914,271(2)
	9	SOLE DISPOSITIVE POWER 17,000,649(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,649(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON CO

(1) Includes 210,074 shares of common stock subject to warrants that are exercisable within 60 days following the date of this Amendment.

(2) Any vote by the Reporting Person in excess of 9.99% of the Issuer’s then outstanding shares will be voted by proxy given to the Issuer’s management, and that those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders.

CUSIP No. 03763A207	13D	Page 3 of 33 pages

This Amendment No. 3 (this “Amendment”) amends and restates the Schedule 13D originally filed on behalf of Allied Physicians of California, A Professional Medical Corporation, a California professional medical corporation (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on December 19, 2017, as amended on March 30, 2018 and May 14, 2019 (as amended, the “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER.

The name of the issuer is Apollo Medical Holdings, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801. This statement relates to the Issuer’s class of common stock, $.001 par value per share (“Common Stock”).

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is filed by the Reporting Person, whose principal office is located at 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801. The principal business of the Reporting Person is providing medical services as an independent physician practice association. The information called for by Item 2 with respect to the executive officers and directors of the Reporting Person is set forth on Exhibit A hereto.

During the last five years, the Reporting Person has not, and to the best of Reporting Person’s knowledge, the persons listed on Exhibit A hereto have not, been convicted in a criminal proceeding.

In addition, during the last five years, the Reporting Person has not, and to the best of the Reporting Person’s knowledge, the persons listed on Exhibit A hereto have not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION.

On December 8, 2017, a reverse merger transaction between Network Medical Management, Inc., a California corporation (“NMM”) and the Issuer was consummated such that NMM became a wholly-owned subsidiary of the Issuer (the “Merger”).

CUSIP No. 03763A207	13D	Page 4 of 33 pages

Immediately prior to the closing of the Merger (the “Closing”), the Reporting Person was a shareholder of NMM. Pursuant to the Merger, the shares of NMM common stock previously held by Reporting Person were converted into (i) 1,682,109 shares of Common Stock of the Issuer, (ii) a warrant to purchase 52,262.84 shares of Common Stock of the Issuer exercisable at any time prior to December 8, 2022 at an exercise price of $11.00 per share, (iii) a warrant to purchase 55,337.13 shares of Common Stock of the Issuer exercisable at any time prior to December 8, 2022 at an exercise price of $10.00 per share, (iv) cash in lieu of fractional shares, and (v) the Reporting Person’s pro rata portion, if any, of the Holdback Shares (as defined below).

Immediately prior to the Closing, NMM made an in-kind distribution on a pro rata basis to its shareholders (including the Reporting Person) of the following warrants, which warrants were previously held by NMM: (i) 1,111,111 Series A warrants (of which the Reporting Person received 68,317.43 Series A warrants) to purchase Common Stock of the Issuer, exercisable at any time prior to October 14, 2020 at an exercise price of $9.00 per share, and (ii) 555,555 Series B warrants (of which the Reporting Person received 34,158.69 Series B warrants) to purchase Common Stock of the Issuer, exercisable at any time prior to March 30, 2021 at an exercise price of $10.00 per share.

Pursuant to the terms of each of the warrants described above (the “Warrants”), no fractional shares shall be issuable upon exercise or conversion of the Warrants, and the number of shares to be issued shall be rounded down to the nearest whole share. If a fractional share interest arises upon any exercise or conversion of the Warrants, the Issuer shall eliminate such fractional share interest by paying the holder of the Warrants cash in the amount computed by multiplying the fractional share interest by the fair market value of a full share, as determined in accordance with the terms of the Warrants. As such, the number and percentage of shares of Common Stock beneficially owned by the Reporting Person excludes all fractional shares of Common Stock issuable upon the exercise or conversion of the Warrants.

As previously disclosed in the Issuer’s SEC filings, and as a condition to the Closing, the Reporting Person was required to enter into a Lock-Up Agreement with the Issuer, dated December 6, 2017 (the “Lock-Up Agreement”). Under the terms of the Lock-Up Agreement, the Reporting Person agreed not to, without the prior written consent of the Issuer and except in limited circumstances (i) offer, pledge, sell, contract to sell, sell any option or contract purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of Covered Securities (as defined in the Lock-Up Agreement) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Covered Securities (as defined in the Lock-Up Agreement). Prior to the amendment to the Lock-Up Agreement (described below), the lock-up restrictions terminated with respect to one-third of the shares of the Issuer’s common stock issued in connection with the Merger immediately following each of (i) the 18th month anniversary of the effective time of the Merger (the “First Lock Up Period”), (ii) the 30th month anniversary of the effective time of the Merger and (iii) the 42nd month anniversary of the effective time of the Merger. On June 5, 2019, the Issuer and the Reporting Person entered into an Amendment to the Lock-Up Agreement, pursuant to which the Reporting Person agreed to extend the expiration date of the First Lock-Up Period from June 8, 2019 to September 30, 2019. Except as described above, all the terms and conditions of the Lock-Up Agreement remain unchanged and in full force and effect.

CUSIP No. 03763A207	13D	Page 5 of 33 pages

As previously disclosed in the Issuer’s SEC filings, at the Closing of the Merger, 10% of the total number of shares of the Issuer’s Common Stock issuable to pre-Merger NMM shareholders was held back to secure indemnification rights of the Issuer and its affiliates (the “Holdback Shares”), which Holdback Shares were to be released to former NMM shareholders 50% on the first, and 50% on the second anniversaries of the Closing of the Merger (i.e., December 8, 2018 and December 8, 2019, respectively) if no indemnification claims are made by such dates. No indemnification claim was made before December 8, 2018 and, accordingly, the first 50% of the Holdback Shares was automatically released for issuance on December 8, 2018. As such, the Reporting Person is deemed to be the beneficial owner of its pro rata portion of the released Holdback Shares (i.e., 93,451 shares of Common Stock) as of December 8, 2018. If no indemnification claim is made before December 8, 2019, the remaining 50% of the Holdback Shares will be released and the reporting Person will become the beneficial owner of an additional 93,450 shares of Common Stock.

On May 10, 2019, the Issuer entered into a series of agreements (collectively, the “Transaction Agreements,” and the transactions contemplated by such Transaction Agreements, the “Transactions”) with two of its affiliates, AP-AMH Medical Corporation, a California professional medical corporation (“AP-AMH”), and the Reporting Person.  The Transaction and each of the Transaction Agreements are fully described in the Form 8-K filed by the Issuer on September 12, 2019.

On September 11, 2019, with respect to the Transactions between the Issuer and the Reporting Person, the Reporting Person purchased 15,015,015 shares of the Issuer’s Common Stock (such purchased shares, the “Transaction Shares”) at a price per share of $19.98 pursuant to a Common Stock Purchase Agreement dated May 10, 2019, as amended by a First Amendment To Stock Purchase Agreement dated August 26, 2019 (as amended, the “Common Stock Purchase Agreement”). The Common Stock Purchase Agreement contains, among other terms and conditions, customary representations and warranties by the Issuer for transactions of this nature, covenants regarding the operation of the Issuer between signing of the Common Stock Purchase Agreement and the closing of the purchase, certain conditions to closing, broad mutual indemnification provisions and other miscellaneous provisions. Under the Common Stock Purchase Agreement, and as more fully described in the Form 8-K filed by the Issuer on September 12, 2019. Reporting Person and its officers and directors who are also officers or directors of the Issuer (i.e., the holders of Related Party Votes, as defined in the Stock Purchase Agreement), will instruct the Issuer proxy holders to vote their shares of the Issuer common stock in the same proportions as all other votes cast on each proposal at the Special Meeting. The Stock Purchase Agreement further provides that the Issuer’s officers or directors who are also officers or directors of Reporting Person will instruct the Reporting Person proxy holders to vote their shares of Reporting Person common stock in the same proportions as all other votes cast on each proposal that will be brought before the Reporting Person special meeting of shareholders held to approve some aspects of the Transactions. Finally, the Stock Purchase Agreement revises the form of the Voting and Registration Rights Agreement, which is attached as an exhibit to the Stock Purchase Agreement, to provide that Reporting Person votes in excess of 9.99% will be voted by proxy given to the Issuer’s management, and that those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders. The Transaction Shares sold under the Common Stock Purchase Agreement were not registered under the Securities Act and were issued and sold in a private placement pursuant to Section 4(a)(2) thereof.

CUSIP No. 03763A207	13D	Page 6 of 33 pages

In addition, the Issuer granted the Reporting Person certain registration rights with respect to the Transaction Shares sold under the Common Stock Purchase Agreement, and the Reporting Person agreed to restrict its voting powers, pursuant to a Voting and Registration Rights Agreement dated September 11, 2019 (the “Voting and Registration Rights Agreement”). Following the six month anniversary of the execution of the Voting and Registration Rights Agreement, holders of at least 25% of the Transaction Shares may require that the Issuer prepare and file, and take reasonable actions to support the effectiveness of, a registration statement covering the resale of all of the Transaction Shares not already covered by an existing and effective registration statement. Under the Voting and Registration Rights Agreement, the Reporting Person agreed that to the extent it has voting power in excess of 9.99% of all voting securities of the Issuer, the Reporting Person will not vote any Common Stock or other voting securities of the Issuer in excess of 9.99%.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       The Reporting Person’s beneficial ownership and percentage of Common Stock as of the date this Amendment is filed is reflected on the cover page of this Amendment.

(b)       The Reporting Person has the sole power to vote or to direct the voting of 5,027,526 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares. Any vote by the Reporting Person in excess of 9.99% of the Issuer’s then outstanding shares will be voted by proxy given to the Issuer’s management, and that those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders.

(c)       See Item 4 of this Amendment.

(d)       Not applicable.

(e)       Not applicable.

The information called for by Item 5 with respect to the executive officers and directors of the Reporting Person is set forth on Exhibit A hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 7 of this Amendment.

CUSIP No. 03763A207	13D	Page 7 of 33 pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Information regarding the executive officers and directors of the Reporting Person.
Exhibit B	Agreement and Plan of Merger, dated as of December 21, 2016 (filed as exhibit 99.1 to Issuer’s Form 8-K on December 22, 2016, and incorporated herein by reference).
Exhibit C	Amendment to Agreement and Plan of Merger, dated as of March 30, 2017 (filed as exhibit 10.3 to Issuer’s Form 8-K on April 5, 2017, and incorporated herein by reference).
Exhibit D	Amendment No. 2 to Agreement and Plan of Merger, dated as of October 17, 2017 (filed as exhibit 10.1 to Issuer’s Form 8-K on October 20, 2017, and incorporated herein by reference).
Exhibit E	Stock Purchase Agreement, dated May 10, 2019 (filed as Exhibit 10.8 to the Issuer’s Form 8-K on May 13, 2019, and incorporated herein by reference).
Exhibit F	Voting and Registration Rights Agreement (filed as Exhibit 10.9 to the Issuer’s Form 8-K on May 13, 2019, and incorporated herein by reference).
Exhibit G

Form of Stockholder Lock-Up Agreement (attached as Annex D to the joint proxy statement/prospectus that is a part of the Issuer’s Registration Statement on November 9, 2017, and incorporated herein by reference).

Exhibit H	Form of Amendment to Stockholder Lock-Up Agreement (attached as Exhibit 10.10 to the Issuer’s Form 10-Q on August 9, 2019, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2019

Allied Physicians of California, A Professional Medical Corporation

By:	/s/ Thomas Lam, M.D.
Thomas Lam, M.D.
Chief Executive Officer

CUSIP No. 03763A207	13D	Page 8 of 33 pages

Exhibit A

Kenneth Sim, M.D.

Chairman and Director of the Reporting Person

Except as set forth below, the information called for by Items 2 through 6, inclusive, with respect to Kenneth Sim, M.D., is set forth in the Schedule 13D filed June 18, 2019, and is incorporated herein by reference.

On August 14, 2019, Dr. Sim purchased 2,000 shares of Common Stock on the open market at an average purchase price of $16.23 using his personal funds. On August 15, 2019, Dr. Sim purchased an additional 1,500 shares of Common Stock on the open market at an average purchase price of $15.25 using his personal funds. On August 16, 2019, Dr. Sim purchased an additional 1,500 shares of Common Stock on the open market at an average purchase price of $16.25 using his personal funds. On August 16, 2019, Dr. Sim purchased an additional 437 shares of Common Stock on the open market at an average purchase price of $16.35 using his personal funds. On August 16, 2019, Dr. Sim purchased an additional 563 shares of Common Stock on the open market at an average purchase price of $16.35 using his personal funds. All of the foregoing Common Stock purchased by Dr. Sim on the open market is owned directly by Kenneth T. and Simone S. Sim Family Trust Dated November 7, 2013.

Thomas Lam, M.D.

Co-Chief Executive Officer, Chief Financial Officer and Director of the Reporting Person

Except as set forth below, the information called for by Items 2 through 6, inclusive, with respect to Thomas Lam, M.D., is set forth in the Schedule 13D filed June 18, 2019, and is incorporated herein by reference.

On August 14, 2019, Dr. Lam purchased 7,200 shares of Common Stock on the open market in multiple trades at prices ranging from $16.63 to $16.92 using his personal funds. On August 15, 2019, Dr. Lam purchased an additional 4,000 shares of Common Stock on the open market in multiple trades at prices ranging from $15.55 to $15.60 using his personal funds. On August 15, 2019, Dr. Lam purchased an additional 6,000 shares of Common Stock on the open market in multiple trades at prices ranging from $16.09 to $16.21using his personal funds. All of the foregoing Common Stock purchased by Dr. Lam on the open market is owned directly by The Thomas and Jeanette Lam 2002 Family Trust.

CUSIP No. 03763A207	13D	Page 9 of 33 pages

Linda Marsh, M.D.

Co-Chief Executive Officer of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Linda Marsh

(b)	Ms. Marsh’s business address is 100 N. Stoneman Ave., #202, Alhambra, CA 91801.

(c)	Ms. Marsh’s present principal occupation is hospital executive.

(d)	During the last five years, Ms. Marsh has not been convicted in a criminal proceeding.

(e)	During the last five years, Ms. Marsh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Marsh is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Ms. Marsh is the beneficial owner of 582,581 shares (equal to 1.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Ms. Marsh has the sole power to vote or to direct the voting of 582,581 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 10 of 33 pages

Paul Liu, M.D.

Corporate Secretary and Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Paul Liu, M.D.

(b)	Dr. Liu’s business address is 2233 Huntington Dr #10, San Marino, CA 91108.

(c)	Dr. Liu’s present principal occupation is physician.

(d)	During the last five years, Dr. Liu has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Liu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Liu is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Liu is the beneficial owner of 1,614,038 shares (equal to 3.2%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Liu has the sole power to vote or to direct the voting of 1,614,038 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          On August 14, 2019, Dr. Liu purchased 1,258 shares of Common Stock on the open market at an average purchase price of $15.49 using his personal funds. On August 14, 2019, Dr. Liu purchased an additional 8,742 shares of Common Stock on the open market at an average purchase price of $16.76 using his personal funds. All of the foregoing Common Stock purchased by Dr. Liu on the open market is owned directly by the Liu Family Trust.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 11 of 33 pages

Paul Chu, M.D.

Chief Medical Officer and Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Paul Chu, M.D.

(b)	Dr. Chu’s business address is 945 N. Hill Street, Los Angeles, CA 90012.

(c)	Dr. Chu’s present principal occupation is physician.

(d)	During the last five years, Dr. Chu has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Chu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Chu is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Chu is the beneficial owner of 559,409 shares (equal to 1.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Chu has the sole power to vote or to direct the voting of 559,409 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          On August 14, 2019, Dr. Chu purchased 2,000 shares of Common Stock on the open market at an average purchase price of $15.34 using his personal funds. On August 14, 2019, Dr. Chu purchased an additional 2,000 shares of Common Stock on the open market at an average purchase price of $15.01 using his personal funds. On August 14, 2019, Dr. Chu purchased an additional 3,000 shares of Common Stock on the open market at an average purchase price of $15.01 using his personal funds. On August 14, 2019, Dr. Chu sold 2,000 shares of Common Stock on the open market at an average purchase price of $17.50. On August 14, 2019, Dr. Chu purchased an additional 2,900 shares of Common Stock on the open market at an average purchase price of $16.94 using his personal funds. On August 14, 2019, Dr. Chu purchased an additional 100 shares of Common Stock on the open market at an average purchase price of $16.68 using his personal funds. On August 14, 2019, Dr. Chu purchased an additional 2,687 shares of Common Stock on the open market at an average purchase price of $16.25 using his personal funds. On August 14, 2019, Dr. Chu purchased an additional 100 shares of Common Stock on the open market at an average purchase price of $16.07 using his personal funds. On August 14, 2019, Dr. Chu purchased an additional 213 shares of Common Stock on the open market at an average purchase price of $15.99 using his personal funds.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 12 of 33 pages

Albert Young, M.D.

Senior Executive Vice President of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Albert Young, M.D.

(b)	Dr. Young’s business address is 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801.

(c)	Dr. Young’s present principal occupation is Chief Administrative Officer of the Issuer.

(d)	During the last five years, Dr. Young has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Young has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Young is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Young is the beneficial owner of 1,019,283 shares (equal to 2.0%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Young has the sole power to vote or to direct the voting of 1,019,283 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          On August 14, 2019, Dr. Young purchased 5,000 shares of Common Stock on the open market at an average purchase price of $15.01 using his personal funds.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 13 of 33 pages

Dennis Chan, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Dennis Chan, M.D.

(b)	Dr. Dennis Chan’s business address is 500 N. Garfield Ave #107, Monterey Park, CA 91754.

(c)	Dr. Dennis Chan’s present principal occupation is physician.

(d)	During the last five years, Dr. Dennis Chan has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Dennis Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Dennis Chan is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Dennis Chan is the beneficial owner of 1,439,982 shares (equal to 2.8%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Dennis Chan has the sole power to vote or to direct the voting of 1,439,982 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          On August 14, 2019, Dr. Chan purchased 11,000 shares of Common Stock on the open market at an average purchase price of $16.66 using his personal funds. On August 16, 2019, Dr. Chan purchased an additional 14,000 shares of Common Stock on the open market at an average purchase price of $16.37 using his personal funds.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 14 of 33 pages

Edwin Chan, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Edwin Chan, M.D.

(b)	Dr. Edwin Chan’s business address is 624 W Duarte Rd #208, Arcadia, CA 91007.

(c)	Dr. Edwin Chan’s present principal occupation is physician.

(d)	During the last five years, Dr. Edwin Chan has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Edwin Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Edwin Chan is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Edwin Chan is the beneficial owner of 265,782 shares (equal to 0.5%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Edwin Chan has the sole power to vote or to direct the voting of 265,782 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 15 of 33 pages

Yuan Fei Chang, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Yuan Fei Chang, M.D.

(b)	Dr. Chang’s business address is 18575 East Gale Avenue, Suite 128, City of Industry, CA 91748.

(c)	Dr. Chang’s present principal occupation is physician.

(d)	During the last five years, Dr. Chang has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Chang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Chang is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Chang is the beneficial owner of 38,769 shares (equal to 0.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Chang has the sole power to vote or to direct the voting of 38,769 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 16 of 33 pages

Luning Chen, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Luning Chen, M.D.

(b)	Dr. Chen’s business address is 737 S Garfield Avenue #A, Alhambra, CA 91801.

(c)	Dr. Chen’s present principal occupation is physician.

(d)	During the last five years, Dr. Chen has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Chen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Chen is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Chen is the beneficial owner of 60,088 shares (equal to 0.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Chen has the sole power to vote or to direct the voting of 60,088 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 17 of 33 pages

Raymond Cheung, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Raymond Cheung, M.D.

(b)	Dr. Cheung’s business address is 1048 S. Garfield Ave #201, Alhambra, CA 91801.

(c)	Dr. Cheung’s present principal occupation is physician.

(d)	During the last five years, Dr. Cheung has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Cheung has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Cheung is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Cheung is the beneficial owner of 67,471 shares (equal to 0.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Cheung has the sole power to vote or to direct the voting of 67,471 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 18 of 33 pages

Wen-Ta Chiu, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Wen-Ta Chiu, M.D.

(b)	Dr. Chiu’s business address is 100 N. Stoneman Ave., #202, Alhambra, CA 91801.

(c)	Dr. Chiu’s present principal occupation is hospital executive.

(d)	During the last five years, Dr. Chiu has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Chiu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Chiu is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Chiu is the beneficial owner of 0 shares (equal to 0.0%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Chiu has the sole power to vote or to direct the voting of 0 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 19 of 33 pages

Lei Ding, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Lei Ding, M.D.

(b)	Dr. Ding’s business address is 1661 Hanover Road #101, City of Industry, CA 91748.

(c)	Dr. Ding’s present principal occupation is physician.

(d)	During the last five years, Dr. Ding has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Ding has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Ding is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Ding is the beneficial owner of 101,977 shares (equal to 0.2%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Ding has the sole power to vote or to direct the voting of 101,977 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 20 of 33 pages

David Gu, D.O.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	David Gu, D.O.

(b)	Dr. Gu’s business address is 723 S Garfield Ave #201, Alhambra, CA 91801.

(c)	Dr. Gu’s present principal occupation is physician.

(d)	During the last five years, Dr. Gu has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Gu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Gu is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Gu is the beneficial owner of 283,822 shares (equal to 0.6%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Gu has the sole power to vote or to direct the voting of 283,822 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          On September 6, 2019, Dr. Gu purchased 5,000 shares of Common Stock on the open market at an average purchase price of $20.88 using his personal funds. On September 10, 2019, Dr. Gu purchased an additional 7,500 shares of Common Stock on the open market at an average purchase price of $20.92 using his personal funds. All of the foregoing Common Stock purchased by Dr. Gu on the open market is owned directly by the Jessica Gu and David Gu Family Trust.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 21 of 33 pages

Pen Hong Lee, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Pen Hong Lee, M.D.

(b)	Dr. Pen Hong Lee’s business address is 600 N Garfield Avenue #110, Monterey Park, CA 91754.

(c)	Dr. Pen Hong Lee’s present principal occupation is physician.

(d)	During the last five years, Dr. Pen Hong Lee has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Pen Hong Lee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Pen Hong Lee is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Pen Hong Lee is the beneficial owner of 1,065,411 shares (equal to 2.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Pen Hong Lee has the sole power to vote or to direct the voting of 1,065,411 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          On August 20, 2019, Dr. Lee purchased 2,000 shares of Common Stock on the open market at an average purchase price of $16.00 using his personal funds. On August 20, 2019, Dr. Lee purchased an additional 1,200 shares of Common Stock on the open market at an average purchase price of $15.87 using his personal funds. On August 20, 2019, Dr. Lee purchased an additional 1,316 shares of Common Stock on the open market at an average purchase price of $15.98 using his personal funds. On August 20, 2019, Dr. Lee purchased 1,500 shares of Common Stock on the open market at an average purchase price of $16.00 using his personal funds. On August 21, 2019, Dr. Lee purchased an additional 1,500 shares of Common Stock on the open market at an average purchase price of $15.85 using his personal funds.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 22 of 33 pages

Su Kin Lee, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Su Kin Lee, M.D.

(b)	Dr. Su Kin Lee’s business address is 1418 S San Gabriel Blvd #C, San Gabriel, CA 91776.

(c)	Dr. Su Kin Lee’s present principal occupation is physician.

(d)	During the last five years, Dr. Su Kin Lee has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Su Kin Lee _ has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Su Kin Lee is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Su Kin Lee is the beneficial owner of 1,330,481 shares (equal to 3.7%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Su Kin Lee has the sole power to vote or to direct the voting of 1,330,481 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 23 of 33 pages

Terry Lee, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Terry Lee, M.D.

(b)	Dr. Terry Lee’s business address is 600 N. Garfield Ave., #111, Monterey Park, CA 91754.

(c)	Dr. Terry Lee’s present principal occupation is physician.

(d)	During the last five years, Dr. Terry Lee has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Terry Lee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Terry Lee is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Terry Lee is the beneficial owner of 21,034 shares (equal to less than 0.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Terry Lee has the sole power to vote or to direct the voting of 21,034 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 24 of 33 pages

Po Long Lew, D.O.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Po Long Lew, D.O.

(b)	Dr. Lew’s business address is 9308 E. Valley Blvd, Rosemead, CA 91770.

(c)	Dr. Lew’s present principal occupation is physician.

(d)	During the last five years, Dr. Lew has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Lew has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Lew is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Lew is the beneficial owner of 59,300 shares (equal to 0.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Lew has the sole power to vote or to direct the voting of 59,300 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 25 of 33 pages

James Y. Lin, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	James Y. Lin, M.D.

(b)	Dr. Lin’s business address is 224 Santa Anita Avenue, Arcadia, CA 91006.

(c)	Dr. Lin’s present principal occupation is physician.

(d)	During the last five years, Dr. Lin has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Lin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Lin is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Lin is the beneficial owner of 20,181 shares (equal to less than 0.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Lin has the sole power to vote or to direct the voting of 20,181 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 26 of 33 pages

Peter Ma, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Peter Ma, M.D.

(b)	Dr. Ma’s business address is 612 W. Duarte Rd #505, Arcadia, CA 91007.

(c)	Dr. Ma’s present principal occupation is physician.

(d)	During the last five years, Dr. Ma has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Ma has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Ma is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Ma is the beneficial owner of 307,779 shares (equal to 0.6%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Ma has the sole power to vote or to direct the voting of 307,779 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          On August 21, 2019, Dr. Ma purchased 500 shares of Common Stock on the open market at an average purchase price of $15.90 using his personal funds. On August 21, 2019, Dr. Ma purchased an additional 500 shares of Common Stock on the open market at an average purchase price of $15.78 using his personal funds.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 27 of 33 pages

Zhaoyang Pan, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Zhaoyang Pan, M.D.

(b)	Dr. Pan’s business address is 652 N Broadway #A, Los Angeles, CA 90012.

(c)	Dr. Pan’s present principal occupation is physician.

(d)	During the last five years, Dr. Pan has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Pan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Pan is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Pan is the beneficial owner of 366,453 shares (equal to 0.7%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Pan has the sole power to vote or to direct the voting of 366,453 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

Lakhi Sakhrani, M.D.

Director of the Reporting Person

Except as set forth below, the information called for by Items 2 through 6, inclusive, with respect to Lakhi Sakhrani, M.D., is set forth in the Schedule 13D filed June 19, 2019, and is incorporated herein by reference.

On August 14, 2019, Dr. Sakhrani purchased 6,255 shares of Common Stock on the open market at an average purchase price of $17.05 using his personal funds. On August 15, 2019, Dr. Sakhrani purchased an additional 6,000 shares of Common Stock on the open market at an average purchase price of $15.99 using his personal funds.

CUSIP No. 03763A207	13D	Page 28 of 33 pages

Theresa Tseng, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Theresa Tseng, M.D.

(b)	Dr. Tseng’s business address is 1153 S Garfield Ave, Alhambra, CA 91801.

(c)	Dr. Tseng’s present principal occupation is physician.

(d)	During the last five years, Dr. Tseng has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Tseng has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Tseng is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Tseng is the beneficial owner of 1,086,067 shares (equal to 2.1%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Tseng has the sole power to vote or to direct the voting of 1,086,067 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 29 of 33 pages

Wei Wang, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Wei Wang, M.D.

(b)	Dr. Wang’s business address is 223 N Garfield Ave #208, Monterey Park, CA 91754.

(c)	Dr. Wang’s present principal occupation is physician.

(d)	During the last five years, Dr. Wang has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Wang is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Wang is the beneficial owner of 504,172 shares (equal to 1.0%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Wang has the sole power to vote or to direct the voting of 504,172 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 30 of 33 pages

Jacqueline Wong, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Jacqueline Wong, M.D.

(b)	Dr. Wong’s business address is 1336 W. Valley Blvd #A, Alhambra, CA 91803.

(c)	Dr. Wong’s present principal occupation is physician.

(d)	During the last five years, Dr. Wong has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Wong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Wong is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Wong is the beneficial owner of 162,883 shares (equal to 0.3%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Wong has the sole power to vote or to direct the voting of 162,883 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 31 of 33 pages

Jack Wu, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Jack Wu, M.D.

(b)	Dr. Jack Wu’s business address is 19115 Colima Rd. #202, Rowland Heights, CA 91748.

(c)	Dr. Jack Wu’s present principal occupation is physician.

(d)	During the last five years, Dr. Jack Wu has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Jack Wu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Jack Wu is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Jack Wu is the beneficial owner of 87,620 shares (equal to 0.2%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Jack Wu has the sole power to vote or to direct the voting of 87,620 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 32 of 33 pages

Jonathan Wu, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Jonathan Wu, M.D.

(b)	Dr. Jonathan Wu’s business address is 100 N. Stoneman Ave., #202, Alhambra, CA 91801.

(c)	Dr. Jonathan Wu’s present principal occupation is hospital executive.

(d)	During the last five years, Dr. Jonathan Wu has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Jonathan Wu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Jonathan Wu is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Jonathan Wu is the beneficial owner of 62,500 shares (equal to 0.2%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Jonathan Wu has the sole power to vote or to direct the voting of 62,500 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.

CUSIP No. 03763A207	13D	Page 33 of 33 pages

Yu Yao, M.D.

Director of the Reporting Person

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Yu Yao, M.D.

(b)	Dr. Yao’s business address is 230 E. Valley Blvd #200, San Gabriel, CA 91776.

(c)	Dr. Yao’s present principal occupation is physician.

(d)	During the last five years, Dr. Yao has not been convicted in a criminal proceeding.

(e)	During the last five years, Dr. Yao has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Yao is a United States citizen.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Dr. Yao is the beneficial owner of 357,404 shares (equal to 0.7%) of the Common Stock as of the date this Amendment is filed.

(b)          Dr. Yao has the sole power to vote or to direct the voting of 357,404 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)          None.

(d)          Not applicable.

(e)          Not applicable.